Exhibit 99.1

Nano Dimension Targets South Africa in Reseller Partnership with EDA Technologies

NESS ZIONA, Israel, February 20, 2018 - Nano Dimension, a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced that it has entered into a reseller agreement with EDA Technologies. EDA Technologies is a “concept to complete” electronics solutions company providing professional turnkey electronics product development and manufacturing services since 1997. As part of the agreement, EDA Technologies will purchase Nano Dimension’s DragonFly 2020 Pro 3D Printer, which will be used for demonstrations, as well as for training purposes.

The agreement marks an important milestone for Nano Dimension, as it executes on its strategy of enhancing its market position around the globe. EDA Technologies will introduce the DragonFly 2020 Pro in the South Africa region, while providing Nano Dimension’s customers with local customer service. This is the latest addition to a strong reseller network that includes more than a dozen partners worldwide.

Located in South Africa, EDA Technologies is an established service provider with more than 20 years of PCB engineering and electronics consultancy experience. Nano Dimension’s DragonFly 2020 Pro will complement EDA Technologies’ broad product offerings and enable it to provide a high-quality 3D-printed electronics solution to its customers.

“There is a clear and growing demand for 3D printing solutions for emerging technologies such as wearable electronics, embedded RFID, and electromagnetics. Nano Dimension’s award-winning DragonFly 2020 Pro allows us to offer our customers the latest innovations and methodologies on the planet, in order to enhance their product offerings. We’re confident that the DragonFly 2020 Pro will be a transformational addition to our portfolio of services,” said Nechan Naicker, director and founder of EDA Technologies. “Together with Nano Dimension, we will help our customers to fully utilize the latest world-class additive manufacturing technology in their products, while also drastically shortening time to market in the highly competitive marketplace.”

Amit Dror, CEO of Nano Dimension, noted: “EDA Technologies has a wealth of PCB knowledge and hands-on experience. We welcome them to our global network. As our dedicated reseller in South Africa, they will provide customer demonstration services with a DragonFly 2020 Pro 3D Printer that they purchase and operate. By combining our knowledge of additive manufacturing with EDA Technologies’ excellent customer support capabilities and infrastructure, we are ideally positioned to expand our solutions’ availability through sales and our recently opened on demand service for 3D printing of smart products with the DragonFly 2020 Pro 3D Printer."

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses that EDA Technologies will introduce the DragonFly 2020 Pro in South Africa, while providing Nano Dimension’s customers with local customer service, that the DragonFly 2020 Pro will complement EDA Technologies’ broad product offerings and enable it to provide a high-quality 3D-printed electronics solution to its customers, and that it is ideally positioned to expand its solutions’ availability through sales and its recently opened on demand service for 3D printing. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com